
   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 25, 2002
                                                   COMMISSION FILE NO. 333-68734
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                            VINEYARD NATIONAL BANCORP
             (Exact Name Of Registrant As Specified In Its Charter)


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
                                   9590 FOOTHILL BOULEVARD
      CALIFORNIA               RANCHO CUCAMONGA, CALIFORNIA 91730              33-0309110
(State of Incorporation)                 (909) 987-0177                  (IRS Employer I.D. No.)

               (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                                NORMAN A. MORALES
                       CHIEF EXECUTIVE OFFICER, PRESIDENT
                            VINEYARD NATIONAL BANCORP
                             9590 FOOTHILL BOULEVARD
                       RANCHO CUCAMONGA, CALIFORNIA 91730
                                 (909) 987-0177
            (Name, address and telephone number of agent for service)


                                    COPY TO:
                             MICHAEL J. WEINER, ESQ.
                   MELTZER, LIPPE, GOLDSTEIN & SCHLISSEL, LLP
                                190 WILLIS AVENUE
                             MINEOLA, NEW YORK 11501
                               TEL: (516) 747-0300
                               FAX: (516) 747-0653

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable following the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis under Rule 415 under the Securities Act, check the following box. [X]

        If the registrant elects to deliver its latest Form 10-K to security holders or a complete and legible facsimile thereof, under Item 11(a)(1) of this Form, check the following box. [X]

        If this Form is filed to register additional securities of an offering under Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed under Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

        If this Form is a post-effective amendment filed under Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made under Rule 434, check the following box. [ ]


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                                          CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------
  TITLE OF EACH CLASS OF             AMOUNT TO      PROPOSED MAXIMUM      PROPOSED MAXIMUM        AMOUNT OF
     SECURITIES TO BE                    BE          OFFERING PRICE      AGGREGATE OFFERING      REGISTRATION
        REGISTERED                   REGISTERED        PER SHARE(1)            PRICE(1)              FEE
--------------------------------------------------------------------------------------------------------------
10% Convertible Subordinated
Debentures due 2008                   $3,750,000           100%               $3,750,000             $938
--------------------------------------------------------------------------------------------------------------
Common Stock, no par value               750,000(2)        (2)                    (2)                 (3)
--------------------------------------------------------------------------------------------------------------
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    (1) Estimated solely for the purpose of calculating the registration fee.

    (2) The shares of Common Stock registered hereunder are issuable upon conversion of the Debentures at the rate of 5,000 shares of Common Stock per $25,000 principal amount of Debentures. Under Rule 416 under the Securities Act, the number of shares of Common Stock registered hereby includes an indeterminate number of shares of Common Stock that may be issued in connection with a stock split, stock dividend, recapitalization or other similar event.

    (3) Under Rule 457(i), there is no additional filing fee with respect to the shares of Common Stock issuable upon conversion of the Debentures because no additional consideration will be received in connection with the exercise of the conversion privilege.

We will amend this Registration Statement on such date or dates as may be necessary to delay its effective date until we file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting according to Section 8(a), may determine.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 25, 2002



                                   $3,750,000

            10% CONVERTIBLE SUBORDINATED DEBENTURES DUE JUNE 30, 2008

                                       and

    750,000 SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES

        This prospectus will be used by selling securityholders to resell their Debentures and the shares of Common Stock issuable upon conversion of their Debentures. We will not receive any of the proceeds from the sale of the Debentures or the Common Stock.

        The selling securityholders may sell the Debentures or Common Stock on a continuous, best-efforts basis, in negotiated transactions or otherwise, at prices that represent or relate to the then prevailing market prices or are negotiated with no minimum purchase price requirements.


        The Debentures will not be listed for trading. We cannot assure you that a market for the Debentures will develop or as to the liquidity or sustainability of any market that may develop. The shares of Common Stock issued upon conversion of the Debentures will be listed for trading on The NASDAQ SmallCap Stock Market. Our Common Stock trades on The NASDAQ SmallCap Stock Market under the symbol "VNBC". On February 21, 2002, the closing price for our Common Stock as reported on The NASDAQ SmallCap Stock Market was $6.90.


        INVESTING IN THE DEBENTURES OR OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Information contained in this prospectus is not complete and may be changed. These securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                THE DATE OF THIS PROSPECTUS IS ___________, 2002.

                                TABLE OF CONTENTS


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
PROSPECTUS SUMMARY ..........................................................  3

RISK FACTORS ................................................................  5

FORWARD-LOOKING STATEMENTS .................................................. 10

BUSINESS .................................................................... 11

USE OF PROCEEDS ............................................................. 13

SELLING SECURITYHOLDERS ..................................................... 13

PLAN OF DISTRIBUTION ........................................................ 16

DESCRIPTION OF DEBENTURES ................................................... 18

DESCRIPTION OF COMMON STOCK ................................................. 23

WHERE YOU CAN FIND MORE INFORMATION ......................................... 24

VALIDITY OF SECURITIES ...................................................... 25

EXPERTS ..................................................................... 25

DISCLOSURE OF COMMISSION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES .. 25
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                                       2

                               PROSPECTUS SUMMARY

        The following summary highlights selected information from this prospectus. It may not contain all of the information that is important to you. The summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus or in documents that are incorporated by reference in this prospectus. We encourage you to read this prospectus, including the documents incorporated by reference, in its entirety.

                            VINEYARD NATIONAL BANCORP

        We are a one-bank holding company. We are registered under and regulated by the Bank Holding Company Act of 1956. Our principal asset is the common stock of our wholly-owned subsidiary Vineyard Bank, a California corporation and state chartered bank. Our principal operations are those conducted by Vineyard Bank. Vineyard Bank's deposits are insured by the Federal Deposit Insurance Corporation up to the maximum amount permitted by law. Vineyard Bank is a community bank located in the Inland Empire region of Southern California.

        Vineyard Bank currently focuses on the needs of:

               - commercial businesses with annual sales of less than $10 million;

               -      retail community businesses;

               -      single family residence developers/builders;

               -      individuals; and

               -      local public and private organizations.

        In addition to a loan production office in Manhattan Beach, Vineyard Bank operates five full-service branches in California located in:

               -      Rancho Cucamonga;

               -      Chino;

               -      Diamond Bar;

               -      Crestline; and

               -      Blue Jay.

Vineyard Bank currently has approximately $175 million in assets, $150 million in deposits and $130 million in loans outstanding. Shares of the Company's common stock are traded on The Nasdaq SmallCap Stock Market under the ticker symbol "VNBC".

        Our principal executive offices are located at 9590 Foothill Blvd, Rancho Cucamonga, California 91730. Our telephone number is (909) 987-0177.

                                  THE OFFERING

        The Debentures and the shares of Common Stock issuable upon conversion of the Debentures may be offered by the selling securityholders named in this prospectus.

Securities         10% Convertible Debentures due June 30, 2008.

Maturity           June 30, 2008, unless earlier redeemed or converted.


Use of             We will not receive any of the proceeds of the sales by the
Proceeds           selling securityholders of the Debentures or of the Common
                   Stock.


Conversion         The Debentures are convertible into shares of our Common
                   Stock at anytime before maturity or redemption, at a conversion price of $5.00 per share. The conversion price may be adjusted upon the occurrence of specified events.

Payment of         On the last business day of March, June, September and
Interest           December of each year.

Ranking The Debentures are our general obligations. They rank on an equal basis with all of our other unsecured general obligations.

Optional           We may redeem the Debentures at our option, in whole or in
Redemption         part, at any time after July 1, 2003, at the redemption
                   prices stated in this prospectus, plus accrued interest to the redemption date. We cannot redeem the Debentures unless the average closing price of our Common Stock, as reported by The NASDAQ SmallCap Stock Market, for the ninety day period before the date notice of redemption is given, equals or exceeds $6.00 per share.

Subordination      The payment of principal, premium, if any, and interest on the Debentures will rank junior to any indebtedness that has superior rights to the rights given under the Debentures. The
                   Indenture does not limit the incurrence of indebtedness by us or our subsidiaries.


Acceleration       Payment of principal and interest on the Debentures may be
of Payment by      accelerated in the case of certain events of default upon the
Holders            request of the holders of at least a majority of the
                   aggregate principal amount of the then outstanding
                   Debentures.


Indenture          The trustee under the Indenture is Union Bank of California,
                   N.A. The trustee's principal executive offices are located at 120 South San Pedro Street, Suite 400 Los Angeles, California
                   90012. The trustee's telephone number is (213) 972-5660.

                                  RISK FACTORS

IF VINEYARD BANK IS UNABLE TO GENERATE SUFFICIENT INCOME TO ALLOW IT TO DECLARE A DIVIDEND, WE MAY NOT BE ABLE TO MAKE PAYMENTS OF INTEREST AND PRINCIPAL ON THE DEBENTURES.

        As a bank holding company without significant assets other than our ownership of 100% of the equity in Vineyard Bank, our ability to pay cash dividends on our Common Stock and to meet our other cash obligations, including the payment of principal, interest and premium, if any, on the Debentures, is dependent upon the receipt of dividends from Vineyard Bank on the shares of Common Stock of Vineyard Bank that we own. We are required to pay interest on the outstanding principal amount of the Debentures on a quarterly basis. For the fiscal year ended December 31, 2000, Vineyard Bank generated net income from its operations of $619,000. If the Debentures are not converted or redeemed, we will have to pay $375,000 annually in interest on the Debentures. Vineyard Bank does not have a consistent history of profitability, currently ranking in the bottom half in profitability measures according to peer groups. We can not assure you that Vineyard Bank will be able to generate sufficient net income to permit it to declare a dividend. If Vineyard Bank were prohibited from paying dividends to us, based on liquid assets available at September 30, 2001, we would be able to continue paying interest on the Debentures for approximately five months.

        Vineyard Bank is a legal entity separate and distinct from us, and has no obligation to pay any amount of the Debentures or to make funds available for payment of these obligations, whether by dividend or otherwise. Vineyard Bank's board of directors has discretion to declare a dividend on its common stock. The declaration of a dividend must be permitted under the corporate laws of the State of California and applicable banking regulatory requirements. While Vineyard Bank's board of directors intends to declare dividends in amounts sufficient to provide us with the cash flow necessary to meet our debt service obligations on the Debentures, Vineyard Bank has never paid us a dividend and we cannot assure you that Vineyard Bank's board of directors will declare the dividends or will be legally permitted to declare the dividends in the future.

THE PAYMENTS DUE UNDER THE DEBENTURES ARE NOT SECURED BY ANY OF OUR ASSETS.

        The payment of principal, interest and premium, if any, on the Debentures is not secured by any of our assets. Payment on the Debentures is dependent upon the payment of dividends to us by Vineyard Bank. The Debentures are not bank deposits or bank obligations and are not insured by the Federal Deposit Insurance Corporation. If dividends are not paid to us you could lose your entire investment. Because we are a holding company, the creditors of Vineyard Bank, including depositors, will have priority over you in any distribution of Vineyard Bank's assets in liquidation, reorganization or otherwise. Accordingly, the Debentures will be effectively subordinated to all existing and future liabilities of Vineyard Bank and you should not look to the assets of Vineyard Bank for payments on the Debentures. Also, if the FDIC is appointed as a receiver for Vineyard Bank, administrative expenses of the receiver may also have priority over your interests.

WE MAY INCUR ADDITIONAL INDEBTEDNESS THAT HAS SUPERIOR RIGHTS TO THE RIGHTS GRANTED BY THE DEBENTURES.

        Currently, we have no indebtedness that has superior rights to the rights granted under the Debentures. The indenture that governs the Debentures does not limit our ability to incur additional indebtedness. If we incur indebtedness that has superior rights to the rights in the Debentures, the holders of that indebtedness may be entitled to receive payment in full of all amounts payable to them, before the holders of the Debentures will be entitled to any payments. Remedies upon a default that are available to the holders of any other indebtedness may also be more extensive than those provided for in the indenture.

IF WE DEFAULT ON THE DEBENTURES, THERE IS NO GUARANTEE THAT WE WILL BE ABLE TO LOCATE FUNDING TO MAKE OUR PAYMENTS UNDER THE DEBENTURES.

        Holders of the Debentures may accelerate the payment of principal and interest on the Debentures upon the occurrence of events related to:

               -      our bankruptcy or insolvency;

               -      our reorganization for the benefit of our creditors;

               -      appointment of a receiver or conservator for Vineyard
                      Bank; or

               - default in the payment of principal or interest on, or a default in the performance of any covenant or agreement contained in, the Debentures.

        If any event of default occurs and is continuing, the holders of at least a majority of the principal amount of the then outstanding Debentures may declare the principal amount of the Debentures, together with unpaid interest, to be due and payable immediately. We cannot give any assurance that we would have or be able to acquire sufficient funds on terms acceptable to us to make payments on the Debentures if their maturity were accelerated due to an event of default.

VINEYARD BANK IS IMPLEMENTING A NEW BUSINESS STRATEGY THAT MAY RESULT IN GREATER LOSSES.

        Vineyard Bank's business strategy for 2001 through 2003 is to move its focus away from consumer lending and toward commercial real estate, commercial business and construction lending. During fiscal 2000, approximately 70% of Vineyard Bank's loan portfolio, was made up of commercial, industrial and real estate construction loans. As of the end of the third quarter of fiscal 2001, these types of loans increased to approximately 75% of Vineyard Bank's loan portfolio and are anticipated to increase further as we implement the new business strategy. As a result of this increase, Vineyard Bank's allowance for possible loan losses as of September 30, 2001, was increased to 1.01% of its total loans and leases from 0.98% of total loans and leases as of December 31, 2000. As of September 30, 2001, real estate properties in California secured approximately 76% of Vineyard Bank's loans.

        These types of lending activities, while potentially more profitable, generally entail a larger degree of credit risk than consumer lending, because they are generally more sensitive to regional and local economic conditions, making loss levels more difficult to predict. Collateral evaluation in these types of loans requires a more detailed analysis of financial statements at the time of loan approval and on an on-going basis, and is more variable than for consumer loans. A decline in real estate values, particularly in California, would reduce the value of the real estate collateral securing Vineyard Bank's loans and increase the risk that Vineyard Bank would incur losses if borrowers defaulted on their loans. Also, loan balances for commercial real estate and business loans are typically larger than those for consumer loans, and when there are defaults and losses they are often greater on a per loan basis than those for consumer loans. A liquid secondary market for most types of commercial real estate and business loans does not exist, so Vineyard Bank has less opportunity to mitigate credit risk by selling part or all of its interest in these loans.

VINEYARD BANK'S PROJECTED GROWTH MAY NOT BE MANAGED SUCCESSFULLY.


        Vineyard Bank's new business strategy contemplates a period of sustained and rapid operational growth of approximately 40% annually During the three fiscal years ended December 31, 2000, Vineyard Bank experienced no growth. Vineyard Bank may not be able to manage its projected growth effectively. If it does not manage its projected growth effectively, it will not have adequate resources to maintain and secure key relationships contemplated by the business plan, and business and prospects could be harmed. Vineyard Bank's growth will subject it to increased capital and operating commitments. Vineyard Bank must recruit experienced individuals that have the skills and experience that Vineyard Bank needs to transition the areas of its lending concentration. As a result of its recruiting efforts, Vineyard Bank's expenses associated with salaries and other benefits increased by 53.5% for the three months ended September 30, 2001 compared with the same period in 2000. The plan for additional customer products, service introduction, enhancements and implementation have placed and will continue to place a significant strain on Vineyard Bank's personnel, systems, and resources. We cannot assure you that Vineyard Bank has the personnel with the necessary skills at present, or that Vineyard Bank will be able to obtain and train qualified individuals to implement its new business strategy in a timely, cost effective and efficient manner.


        We may grow by acquiring banks, related businesses or branches of other banks that we believe provide a strategic fit with our business. To the extent that we grow through acquisitions, we cannot assure you that we will be able to adequately or profitably manage this growth. Acquiring other banks, businesses, or branches involves risks commonly associated with acquisitions, including:

        - potential exposure to unknown or contingent liabilities of banks, businesses, or branches we acquire;

        - exposure to potential asset quality issues of the acquired banks, businesses, or branches;

        - difficulty and expense of integrating the operations and personnel of banks, businesses, or branches we acquire;

        -      potential disruption to our business;

        -      potential diversion of our management's time and attention;

        - the possible loss of key employees and customers of the banks, businesses, or branches we acquire; and

        - the need for financial reporting purposes to record and amortize core deposit premiums and/or goodwill.

VINEYARD BANK MAY NOT REMAIN "WELL CAPITALIZED".

        Vineyard Bank is categorized as "well capitalized" based upon fiscal 2000 year-end ratios. To be considered "well capitalized" a financial institution must have total risk based capital, generally a reflection of the degree of risk associated with a banking organization's operations, of 10% or greater, and a leverage ratio of 5% or greater. As of September 30, 2001, Vineyard Bank's total risk based capital was 11.7% and its leverage ratio was 8.6%. Vineyard Bank has been considered "well capitalized" since March 31, 2000. For the three years prior to March 31, 2000, Vineyard Bank was considered "adequately capitalized". Numerous factors, including:

        -      the execution of the new business strategy;

        -      interest rate changes;

        -      an economic downturn;

        -      a decrease in real estate values; and

        -      an increase in loan defaults


could affect our financial condition or business operations and could have a negative impact on Vineyard Bank's ability to remain "well capitalized". Any failure by Vineyard Bank to meet the minimum capital requirements to remain "well capitalized" can result in regulatory enforcement action that could have a negative effect on the Bancorp's and Vineyard Bank's financial operations and could restrict Vineyard Bank's ability to pay us dividends.


THE ADEQUACY OF VINEYARD BANK'S LOAN LOSS ALLOWANCE IS UNCERTAIN.

        Management of Vineyard Bank regularly reviews its loan portfolio to determine whether the allowance established for loss is adequate. In making this evaluation, management considers, among other matters:


        -      the fair value of the underlying collateral;

        -      economic conditions;

        -      historical loan loss experience; and

        - facts that warrant recognition in providing for an adequate loan loss allowance.

Because future events affecting borrowers and loan collateral cannot be predicted with any degree of certainty, we can give no assurance that existing allowances are adequate. Substantial increases to allowances may be necessary if Vineyard Bank experiences an increase in delinquent, non-performing, or classified loans.


THE ISSUANCE OF COMMON STOCK UPON CONVERSION OF THE DEBENTURES WILL CAUSE DILUTION TO OUR CURRENT STOCKHOLDERS.



        We are authorized to issue 15,000,000 shares of Common Stock of which 1,871,126 shares are outstanding. Initially, 750,000 shares of Common Stock are issuable upon conversion of the Debentures. The conversion price of the Debentures can be adjusted as often as is required under the indenture and there is no minimum conversion price that must be maintained. The adjustment to the conversion price could allow holders of Debentures to convert the Debentures into significantly greater amounts of Common Stock. If and when we issue these shares, the value of the shares and the percentage of Common Stock owned by each current stockholder would be diluted. Each issuance of shares upon conversion of the Debentures will increase the supply of shares in the market and, as a result, may cause the market price of our Common Stock to decline.



VINEYARD BANK'S BUSINESS IS IN A HIGHLY COMPETITIVE MARKET.



        Vineyard Bank faces direct competition from a significant number of financial institutions, many with a state-wide or regional presence, and in some cases a national presence, in both originating loans and attracting deposits. Vineyard Bank's primary competitors in its market areas are Bank of America, Wells Fargo, Citizen's Business Bank, Foothill Independent Bank, PFF Bank, Washington Mutual, Union Bank of California and United California Bank. Competition in originating loans comes primarily from other banks, mortgage companies and consumer finance institutions that make loans in Vineyard Bank's primary market areas. Neither Vineyard Bank's deposits or loans of any of its offices exceed 1% of the total loans or deposits of all financial institutions located in the counties in which that office is located. In addition, banks with larger capitalization and non-bank financial institutions that are not governed by bank regulatory restrictions have large lending limits and are better able to serve the needs of larger customers. Many of these financial institutions are also significantly larger and have greater financial resources than us or Vineyard Bank, have been in business for a long time and have established customer bases and name recognition. Vineyard Bank also faces substantial competition in attracting deposits from other banking institutions, money market and mutual funds, credit unions and other investment vehicles. Vineyard Bank competes for loans principally on the basis of interest rates and loan fees, the types of loans which it originates, and the quality of service which it provides to borrowers. Vineyard Bank's ability to attract and retain deposits requires that it provide customers with competitive investment opportunities with respect to rate of return, liquidity, risk and other factors. To effectively compete, Vineyard Bank may have to pay higher rates of interest to attract deposits, resulting in reduced profitability. If Vineyard Bank is not able to effectively compete in its market area, its profitability may be negatively affected, limiting its ability to pay us dividends.


VINEYARD BANK'S NEW BUSINESS STRATEGY RELIES UPON ITS CHIEF EXECUTIVE OFFICER AND OTHER KEY EMPLOYEES.

        Norman Morales has been the president and chief executive officer of Bancorp and Vineyard Bank since October 2000. Mr. Morales developed numerous aspects of Vineyard Bank's new business strategy and the implementation of the new business strategy depends heavily upon the active involvement of Mr. Morales. The loss of Mr. Morales' services could have an negative impact on the implementation and success of the new business strategy. Vineyard Bank's success will also depend in large part upon its ability to attract and retain highly qualified management, technical and marketing personnel to execute the new strategic plan. Vineyard Bank will need to retain persons with skills in areas that are new and unfamiliar in order to manage these new programs. Competition for qualified personnel, especially those in management, sales and marketing is intense. We cannot assure you that Vineyard Bank will be able to attract and retain these persons.

AN ACTIVE TRADING MARKET FOR THE DEBENTURES MAY NOT DEVELOP.

        We cannot assure you that and active trading market for the Debentures will develop or as to the liquidity or sustainability of any market that develops, the ability of selling securityholders to sell their Debentures or the price at which the selling securityholders will be able to sell their Debentures. Future trading prices of the Debentures will depend upon many factors including prevailing interest rates, our operating results, the price of our Common Stock and the market for similar securities.


THE TERRORIST ATTACKS ON THE UNITED STATES ON SEPTEMBER 11, 2001 AND THE UNITED STATES' RESPONSE MAY AFFECT OUR BUSINESS.


        The terrorist attacks of September 11, 2001, and the United States' subsequent response to these events, have resulted in a general economic slowdown that may adversely affect both our commercial banking and mortgage banking businesses. Specifically, this slowdown has caused a decrease in our production of mortgage and other loan production, and economic activity and employment have declined since that attack. Under the Soldiers' and Sailors' Civil Relief Act of 1940, a borrower who enters military service is afforded various types of relief under their loans and other obligations, including a maximum annual interest rate of 6% during the period of the borrower's active duty. The Relief Act applies to members of the Army, Navy, Air Force, Marines, National Guard, Reserves, Coast Guard and officers of the U.S. Public Health Service assigned to active duty. Because the Relief Act applies to individuals who enter active military service after they enter into their loans, we cannot predict the effect that the Relief Act will have on our mortgage and commercial loans. Under the Relief Act, we may be unable to collect the full amount of interest otherwise due on many of our loans for an indefinite period. Further, we may be unable to foreclose on these loans during, and in some cases after, the borrower's period of active duty.

                           FORWARD-LOOKING STATEMENTS

        All statements other than statements of historical facts included in this prospectus or incorporated by reference in this prospectus regarding our, and our wholly-owned subsidiary, Vineyard Bank's, financial position, business strategy and plans and objectives of management for future operations are "forward--looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this prospectus or in documents incorporated by reference in this prospectus, the words "anticipate," "believe," "estimate," "expect," and "intend" and words or phrases of similar import, as they relate to us or Vineyard Bank are intended to identify forward--looking statements. Although we believe that the plans, intentions, strategies and expectations reflected in the forward--looking statements are reasonable, we can give no assurance that the plans, intentions, strategies and expectations will prove to have been correct. Important factors that could cause actual results to differ materially from our plans, intentions, strategies and expectations are disclosed under "Risk Factors" and elsewhere in this prospectus. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein, as anticipated, believed, estimated, expected or intended. We do not intend to update these forward--looking statements. All subsequent written and oral forward--looking statements attributable to us, Vineyard Bank or persons acting on their behalf are expressly qualified in their entirety by the applicable cautionary statements in this prospectus.

                                    BUSINESS

VINEYARD BANK'S NEW BUSINESS STRATEGY

        Beginning in fourth quarter of 2000, Vineyard Bank began implementing a new strategic plan. Under the new plan, Vineyard Bank will concentrate on a broad sales and service approach to community banking, with an increased focus on business and commercial lending. Vineyard Bank intends to focus its new business generation efforts within the communities it presently serves, and expand the reach of its services by adding alternative delivery locations to augment its existing branch network.

        Vineyard Bank intends to expand its core deposit franchise by introducing new products and services seeking to capture savings and time deposits by combining them with existing consumer services. Vineyard Bank intends to pursue business deposits through an expanded courier network, by introduction of cash management products and by specifically targeting non-credit related clientele such as non-profit groups, homeowner associations, and property management companies.

        Vineyard Bank's three-year plan is targeted to:

               -      increase net earnings;

               -      improve efficiency ratios;

               -      balance its loan generating lines of business;

               -      fund its current groups with low-cost, stable deposits;

               - maintain "well capitalized" status while leveraging the Bancorp's capital; and

               - expand the number of remote convenience centers and full service banking locations.

        Available economic data shows that the commercial business communities within the Inland Empire and the eastern San Gabriel Valley offer one of the highest growth areas in the state. Vineyard Bank intends to focus its marketing efforts toward businesses with sales between $1 million and $10 million, and credit needs between $250,000 and $2 million by forming business development teams combining Vineyard Bank's credit underwriting personnel with its business development staff.

        Vineyard Bank intends to qualify for a Certified and Preferred Lending Designation with the Small Business Administration, and anticipates combining its lending products with the SBA programs to improve its ability to service its customers. Vineyard Bank believes it can accomplish this by hiring a team of seasoned personnel experienced with the SBA programs.

        Vineyard Bank has introduced a specialized lending program targeting single-family real estate construction lending for higher-end, single units along the coastal communities of Los Angeles and Orange counties. A loan production office in Manhattan Beach was opened in February 2001 to support the construction lending activities. Vineyard Bank's targeted market is construction loans between $750,000 and $1.5 million, for residences typically completed in less than twelve months that have loan-to-costs of approximately 75% and loan-to-values of approximately 65%.

        Vineyard Bank recently became a member of the Federal Home Loan Bank. FHLB membership makes available an additional source of loans to Vineyard Bank that will complement its deposit generation activities. Funds borrowed from the FHLB are fully collateralized by the pledge of whole loan interests held by Vineyard Bank.

        The last component of Vineyard Bank's plan will be to meet the community needs of its customers residing near Vineyard Bank's current offices. Traditional consumer products such as home improvement loans and equity lines, consumer credit for autos and recreational vehicles, and small (micro) business loans for merchants in amounts typically less than $100,000 will be offered by Vineyard Bank under a streamlined process. Vineyard Bank also intends to continue to strengthen existing depository relationships with customers, and seek new ones. As a result, Vineyard Bank projects that its core deposit base should grow and should be fostered by the introduction of alternative delivery systems that will bring in deposits from the communities which Vineyard Bank serves.

        To implement its plan, Vineyard Bank has begun to hire and anticipates hiring additional personnel consisting of experienced community bankers and lending professionals who are currently involved in servicing Vineyard Bank's markets.


ISSUANCE OF ADDITIONAL SECURITIES



        In December 2001, our newly formed subsidiary, Vineyard Statutory Trust, I completed a $12,000,000 private placement of trust preferred securities. Vineyard Statutory Trust I is a Connecticut statutory trust that was formed solely for the purpose of issuing and selling the trust preferred securities. The trustee of the statutory trust is State Street Bank & Trust Co. The statutory trust subsequently invested all of the proceeds from its sale of the trust preferred securities in subordinated debentures issued by us. The subordinated debentures will be the only asset of the statutory trust. The subordinated debentures are our unsecured obligations and will be equal in right of payment with the Debentures. The subordinated debentures issued to the statutory trust have a term of 30 years. The subordinated debentures have a variable interest rate which accrues and is payable by us on a quarterly basis.



        The net proceeds to the statutory trust from the sale of the trust preferred securities was approximately $11,625,000, after deducting offering expenses. The statutory trust subsequently invested all of the proceeds from its sale of the trust preferred securities in subordinated debentures issued by us. We infused approximately $8,000,000 of the net proceeds from the sale of the subordinated debentures into Vineyard Bank to fund its operations. The remainder of the net proceeds from the sale of the subordinated debentures may be used primarily to:



               - infuse additional capital into Vineyard Bank to fund its operations;



               - finance the continued implementation of our growth strategy; and



               - maintain Vineyard Bank's status as a "well capitalized" bank.



        We may use portions of the net proceeds for:



               -      general corporate purposes;



               -      acquisitions; or



               - investments in permissible non-bank entities by either us or Vineyard Bank.



        Before we apply any of the proceeds for any of these uses, they likely will be temporarily invested in short-term investment securities. The precise amounts and timing of the application of proceeds will depend upon:



               -      our funding requirements;



               -      the funding and capital requirements of Vineyard Bank; and



               - whether we have funds available from other sources that we can use for any of those purposes.

                                 USE OF PROCEEDS

        All of the Debentures and the shares of our Common Stock issuable upon conversion of the Debentures are being sold by the selling securityholders or the pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the Debentures or the shares of Common Stock issuable upon conversion of the Debentures.

                             SELLING SECURITYHOLDERS

        We originally issued the Debentures to the selling securityholders in a private placement exempt from the registration requirements of the Securities Act in transactions occurring from April 2001 through June 2001. We agreed to register the sale of the Debentures and the shares of Common Stock issuable upon conversion of the Debentures on behalf of the selling securityholders with the Securities and Exchange Commission.

        Except as otherwise indicated, the following table is as of November 15, 2001. The term "selling securityholders" includes the beneficial owners of the Debentures listed below and their respective transferees, pledgees, donees or other successors.

        A selling securityholder may offer all or some portion of the Debentures and shares of the Common Stock issuable upon conversion of the Debentures. Accordingly, no estimate can be given as to the amount or percentage of Debentures or our common stock that will be held by the selling securityholders upon termination of sales under this prospectus. In addition, the selling securityholders identified below may have sold, transferred or disposed of all or a portion of their Debentures since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act.





                                                 Principal Amount                          Number of
                                                   of Debentures         Percentage     Shares of Common   Number of Shares
                                                    Owned Before             of        Stock Beneficially     of Common
                                                 the Offering and        Outstanding      Owned Before       Stock That
Name                                             That May Be Sold        Debentures       Offering (1)       May Be Sold
--------                                         ----------------        ----------    ------------------  ----------------


James Dierberg IRA Rollover                      $      750,000             20.00%           150,000           150,000
Riggs Partners, LLC(3)                                  450,000             12.00%            90,000            90,000
El Coronado Holdings, LLC(4)                            300,000              8.00%            60,000            60,000
Arbor Commercial Mortgage, LLC(5)                       250,000              6.67%            52,000            50,000
Manuel and Lorenza E  Alvarez Trust (6)                 225,000              6.00%           152,625            45,000
Richard A. Lippe                                        200,000              5.33%            40,000            40,000
William Lippe                                           100,000              2.67%            26,100            20,000
David E. and Florence B. Schwartz                       100,000              2.67%            43,000            20,000
Stanley S. Weithorn Irrevocable Trust(7)                100,000              2.67%            20,000            20,000
James R. Winn                                           100,000              2.67%            20,000            20,000
Youth Sports Publishing, Inc.(8)                        100,000              2.67%            20,000            20,000
Esther A. Joelson Trust(9)                              100,000              2.67%            20,000            20,000
Wayne Austero                                           100,000              2.67%            20,000            20,000
Norman Fischer                                          100,000              2.67%            21,440            20,000
Susan Schroeder                                          75,000              2.00%            15,000            15,000
Feldman Family Partnership(10)                           75,000              2.00%            15,000            15,000
Miriam W. Salmanson                                      50,000              1.33%            11,000            10,000
Eric Lippe                                               50,000              1.33%            10,000            10,000
Richard and Sheila Korchien Trust(11)                    50,000              1.33%            11,000            10,000
Corey and Therese Casper                                 50,000              1.33%            10,000            10,000
Adrienne Fischer                                         50,000              1.33%            10,000            10,000
Joel Ravitz (12)                                         50,000              1.33%            64,149            10,000
Alan and April Meadow                                    50,000              1.33%            12,674            10,000
Joseph Martello                                          25,000              1.33%             5,000             5,000
Yvonne Hase-Stroh                                        25,000              1.33%             6,348             5,000



                                                       Percentage of
                                                       Common Stock
                                                       Owned Before
                                                       and After the
Name                                                    Offering(2)
--------                                         -------------------------
                                                   Before         After
                                                  ---------    -----------
James Dierberg IRA Rollover                       7.42%                 0%
Riggs Partners, LLC(3)                            4.59%                 0%
El Coronado Holdings, LLC(4)                      3.11%                 0%
Arbor Commercial Mortgage, LLC(5)                 2.60%                 0%
Manuel and Lorenza E  Alvarez Trust (6)           7.97%              5.75%
Richard A. Lippe                                  2.09%                 0%
William Lippe                                     1.38%                 *
David E. and Florence B. Schwartz                 2.27%              1.23%
Stanley S. Weithorn Irrevocable Trust(7)          1.06%                 0%
James R. Winn                                     1.06%                 0%
Youth Sports Publishing, Inc.(8)                  1.06%                 0%
Esther A. Joelson Trust(9)                        1.06%                 0%
Wayne Austero                                     1.06%                 0%
Norman Fischer                                    1.13%                 *
Susan Schroeder                                      *                  0%
Feldman Family Partnership(10)                       *                  0%
Miriam W. Salmanson                                  *                  0%
Eric Lippe                                           *                  0%
Richard and Sheila Korchien Trust(11)                *                  0%
Corey and Therese Casper                             *                  0%
Adrienne Fischer                                     *                  0%
Joel Ravitz (12)                                  3.40%              2.88%
Alan and April Meadow                                *                  *
Joseph Martello                                      *                  0%
Yvonne Hase-Stroh                                    *                  *

                                            Principal Amount                        Number of           Number
                                              of Debentures        Percentage    Shares of Common      of Shares
                                              Owned Before            of        Stock Beneficially     of Common
                                            the Offering and      Outstanding       Owned Before      Stock That
Name                                        That May Be Sold       Debentures       Offering (1)      May Be Sold
---------                                   ----------------      -----------   ------------------    -----------


Weithorn and Ehrmann Families(13)                 25,000              1.33%             5,000             5,000
 Foundation
Muriel C. Weithorn                                25,000              1.33%             5,000             5,000
Richard Reichler                                  25,000              1.33%             5,000             5,000
Arthur Fein                                       25,000              1.33%             5,000             5,000
Stanley J Arkin                                   25,000              1.33%             5,000             5,000
Stanley J. and Carol G. Levy                      25,000              1.33%             5,000             5,000
Salomon Smith Barney                              25,000              1.33%             5,000             5,000
  Custodian for IRA of
  David A. Deutsch

Robert Neal Fabricant M.D. and                    25,000              1.33%             7,700             5,000
  Gail Roger Fabricant Trust(14)
Buxbaum Family Trust (15)                         25,000              1.33%             6,800             5,000



                                                 Percentage of
                                                 Common Stock
                                                 Owned Before
                                                 and After the
Name                                              Offering(2)
---------                                    ------------------------
                                               Before         After
                                             ----------     ---------
Weithorn and Ehrmann Families(13)               *                 0%
 Foundation
Muriel C. Weithorn                              *                 0%
Richard Reichler                                *                 0%
Arthur Fein                                     *                 0%
Stanley J Arkin                                 *                 0%
Stanley J. and Carol G. Levy                    *                 0%
Salomon Smith Barney                            *                 0%
  Custodian for IRA of
  David A. Deutsch

Robert Neal Fabricant M.D. and                  *                 *
  Gail Roger Fabricant Trust(14)
Buxbaum Family Trust (15)                       *                 *




* Denotes less than one percent

(1) Beneficial ownership is determined in compliance with the rules of the Commission and generally includes voting or investment power with respect to the shares which the selling securityholder has the right to acquire within 60 days of December 5, 2001, through the conversion or exercise of any security or right. We have assumed conversion of all of the selling securityholder's Debentures at a conversion rate of 5,000 shares of Common Stock per $25,000 principal amount of Debentures. This conversion rate may be adjusted. As a result, the number of shares of Common Stock issuable upon conversion of the Debentures may increase or decrease in the future.

(2) Calculated based upon 1,871,126 shares of Common Stock outstanding as of November 8, 2001. In calculating the percentages, we treated as outstanding that number of shares of Common Stock beneficially owned by a selling securityholder and those shares issuable upon conversion of all of a particular selling securityholder's Debentures. We did not assume the conversion of any other selling securityholder's Debentures. We assumed the selling securityholder will sell all of the shares that may be sold under this prospectus.

(3) We have been advised that the managing member of Riggs Partners, LLC is Mr. Philip Timyan.

(4) We have been advised that the manager of El Coronado Holdings, LLC is Josiah Austin.

(5) We have been advised that the Ivan and Lisa Kaufman Family Trust owns a majority of the equity interests of Arbor Commercial Mortgage, LLC and that Ivan Kaufman is its Chief Executive Officer.

(6) Mr. Frank Alvarez and Mr. Louis M. Alvarez are co-trustees of the trust. Mr. Frank Alvarez is the Chairman of the Board of Directors of Bancorp and Vineyard Bank. He has been a director of Vineyard Bank since 1981.

(7) We have been advised that Stanley S. Weithorn is the sole trustee of the Stanley S. Weithorn Irrevocable Trust.

(8) We have been advised that Mr. Mark Neudorff owns all of the issued and outstanding capital stock of Youth Sports Publishing, Inc.

(9) We have been advised that Ms. Linda Keagle is the sole trustee of the trust.

(10) We have been advised that the general partner of the Feldman Family Partnership is Lesley Decker.

(11) We have been advised that Richard and Sheila Korchien are the co-trustees of the Richard and Sheila Korchien Trust.

(12) Includes 47,482 shares owned directly by Mr. Ravitz. Also includes 6,667 shares issuable upon the exercise of options, which are currently exercisable and exercisable within 60 days of December 5, 2001. Mr. Ravitz is currently a Director of Bancorp and the Bank.

(13) We have been advised that Mr. Stanley S. Weithorn is the President of the Weithorn and Ehrmann Families Foundation.

(14) We have been advised that Gail and Roger Fabricant are the co-trustees of the Robert Neal Fabricant, M.D. and Gail Roger Fabricant Trust.

(15) We have been advised that David Buxbaum and Erica Buxbaum are co-trustees of the Buxbaum Family Trust.

                              PLAN OF DISTRIBUTION

        We will not receive any of the proceeds of the sale of the Debentures or the underlying Common Stock offered by this prospectus. The Debentures and the underlying Common Stock may be sold from time to time to purchasers directly by the selling securityholders or by the selling securityholders through broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the Debentures and the underlying Common Stock (which discounts, concessions or commissions as to particular, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).


        The selling securityholders and any broker-dealers or agents who participate in the distribution of the Debentures and the underlying Common Stock may be deemed to be "underwriters." As a result, any profits on the sale of the underlying Common Stock by selling securityholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be have statutory liabilities as underwriters under the Securities Act. If the Debentures and the underlying Common Stock are sold by the selling securityholders or through broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent's commissions.


        The Debentures and the underlying Common Stock may be sold in one or more transactions at:

               -      fixed prices;

               -      prevailing market prices at the time of sale;

               -      prices related to prevailing market prices;

               -      varying prices determined at the time of sale; or

               -      negotiated prices.

        These sales may be effected in transactions:

               - on any national securities exchange or quotation service, if any, on which the Debentures and underlying Common Stock may be listed or quoted at the time of the sale, including The Nasdaq SmallCap Stock Market in the case of the Common Stock;

               -      in the over-the-counter market;

               - in transactions otherwise than on these exchanges or services or in the over-the-counter market;

               -      through the writing of options;

               - through the distribution by any selling securityholder to its partners, members or shareholders; or

               -      through a combination of the above.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade. In connection with the sales of the Debentures and the underlying Common Stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the Debentures and the underlying Common Stock in the course of hedging their positions. The selling securityholders may also sell the Debentures and the underlying Common Stock short and deliver Debentures and the underlying common stock to close out short positions, or loan or pledge Debentures and the underlying Common Stock to broker-dealers that in turn may sell the Debentures and the underlying Common Stock.


        Whenever we are notified by the selling security holders that any material arrangement has been entered into with a broker-dealer, agent or underwriter for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker-dealer, agent or underwriter, we will file a supplemental prospectus, if required, pursuant to Rule 424(c) under the Act. The supplemental prospectus will disclose:



        -      the name of each broker-dealer, agent or underwriter,



        -      the principal amount of Debentures or number of shares involved,



        -      the price at which the Debentures or shares were sold,



        - the commissions paid or discounts or concessions allowed to broker-dealer(s), agent(s) or underwriter(s) or other items constituting compensation or indemnification arrangements with respect to particular offerings, where applicable,



        - that the broker-dealer(s), agent(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and



        -      other facts material to the transaction.



        Under the securities laws of some states, the Debentures and the underlying Common Stock may be sold in these states only through registered or licensed brokers or dealers. In addition, in some states, the Debentures and underlying Common Stock may not be sold unless the Debentures and underlying common stock have been registered or qualified for sale in these states or an exemption from registration or qualification is available and is complied with.


        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any broker-dealer or agent regarding the sale of the Debentures and the underlying Common Stock by the selling securityholders. Selling securityholders may decide not sell any of the Debentures or the underlying Common Stock offered by them under this prospectus. In addition, we cannot assure you that a selling securityholder will not transfer, devise or gift the Debentures and the underlying Common Stock by other means not described in this prospectus. Our common stock trades on The Nasdaq SmallCap Stock Market under the symbol "VNBC."

        The selling securityholders and any other person participating in this distribution must comply with the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Debentures and the underlying Common Stock by the selling securityholders and any other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Debentures and the underlying Common Stock being distributed for a period of up to five business days before the commencement of the distribution. This may affect the marketability of the Debentures and the underlying Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Debentures and the underlying Common Stock. We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Debentures and the underlying Common Stock to the public which as of November 15, 2001 are approximately $40,000, other than commissions, fees and discounts of brokers, dealers and agents.

                            DESCRIPTION OF DEBENTURES

        We issued the Debentures under an indenture dated as of April 30, 2001, between us and Union Bank of California, N.A., as trustee. The following is a summary of the material provisions of the Debentures and the Indenture. It may not contain all of the information that is important to you. We urge you to read the Indenture that has been filed as an exhibit to this registration statement, because it, and not this description, defines your rights as a holder of the Debentures.

        As used in this description, the words "Bancorp," "we," "us" or "our" do not include any of our current or future subsidiaries.

GENERAL

        The Debentures are limited to $3,750,000 aggregate principal amount. The Debentures are unsecured obligations of Bancorp and are classified as Tier 2 capital on the Bancorp's balance sheet. Tier 2 capital is a bank's secondary capital that generally consists of subordinated debt, intermediate-term preferred stock, cumulative and long-term preferred stock, and a portion of a bank's allowance for loan and lease losses. The Debentures were issued to accredited investors in a private placement exempt from registration under the Securities Act in transactions occurring from April 30, 2001 through June 5, 2001. The Debentures will mature on June 30, 2008. The Debentures will be payable at the office of the trustee in Los Angeles, California. The Debentures were issued in denominations of $25,000 and multiples thereof. The Debentures are convertible into our Common Stock as described below under "Conversion Rights."

        Interest on the Debentures will accrue at the annual rate of 10% and will be payable quarterly, in arrears, on the last business day of March, June, September and December to holders of record. The first interest payment was made on June 30, 2001. The record dates for the payment of interest will be the close of business 15 days before an interest payment date. We will calculate interest on the basis of a 360-day year, composed of twelve 30-day months. If any principal or interest on any Debenture is not paid when due, the overdue installments will bear interest at the same rate stated in the Debentures.

        Interest will cease to accrue on a Debenture upon its maturity, conversion or redemption. We may not reissue a Debenture that has matured, been converted, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of the Debenture.

        Holders may present Debentures for conversion at our principal office in Rancho Cucamonga and may present Debentures for registration of transfer at the office of the trustee.

        An investor in the Debentures should consult their tax advisor regarding the tax treatment of the Debentures and whether a purchase of the Debentures is advisable in light of the investor's particular tax situation.

RANKING OF DEBENTURES

        The Debentures are our unsecured obligations. The Debentures rank equal in right of payment with all of our existing and future unsecured indebtedness. The payment of principal and premium, if any, and interest on the Debentures will be subordinate in right of payment to the prior payment in full of all indebtedness whether existing on, or created or incurred after, the date of issuance of the Debentures that has rights that are superior to the rights granted under the Debentures. We currently have no indebtedness that is senior, or has superior rights, to the Debentures. The Indenture does not restrict us from incurring additional indebtedness.

CONVERSION RIGHTS

        You have the right, at your option, to convert your Debentures into shares of our Common Stock at any time before maturity, unless previously redeemed. Holders may only convert Debentures in integral multiples of $25,000. The initial conversion price is $5.00 per share of Common Stock. The initial conversion price may be adjusted upon the occurrence of events described in this prospectus. The number of shares of Common Stock deliverable upon conversion of a Debenture is determined by dividing the principal amount of the Debenture being converted by the conversion price then in effect. A holder of a Debenture otherwise entitled to a fractional share will receive a debenture for any remaining cash balance after conversion. As soon as practicable after conversion of a Debenture, a holder will receive a certificate for the number of full shares of our common stock deliverable upon the conversion.

        We will adjust the conversion price of the Debentures as a result of:

               - increases, decreases, or exchanges of our common stock for a different number or kind of security through reorganization, merger, recapitalization, reclassifications, stock split, stock dividend, or stock consolidation; and

               - issuances of shares of Common Stock or any other security convertible into or exchangeable for shares of Common Stock at a price below $5.00 per share (as adjusted).

        We will not adjust the conversion price of the Debentures as a result of:

               - issuances of employee, director or consultant options approved by our board of directors;

               - issuances of securities in an acquisition or strategic relationship;

               - the conversion of securities in existence on the issuance date of the Debentures; and

               - other standard carve-outs approved by the Board of Directors.

        In addition, if we are not the surviving company in a merger we will assure that upon conversion, Debenture holders will receive stock of the surviving company that is equal in value to our Common Stock.


        If we issue new shares of Common Stock or any other security convertible into or exchangeable for shares of Common Stock at a price below $5.00 per share (as adjusted), that issuance will result in the reduction of the then applicable conversion price of the Debentures. The conversion price can be adjusted as often as is required under the indenture and there is no minimum conversion price that must be maintained. Initially, 750,000 shares of Common Stock are issuable upon conversion of the Debentures. The adjustment to the conversion price could allow holders of Debentures to convert the Debentures into significantly greater amounts of Common Stock. If and when we issue these shares, the value of the shares and the percentage of Common Stock owned by each current stockholder would be diluted. Each issuance of shares upon conversion of the Debentures will increase the supply of shares in the market and, as a result, may cause the market price of our Common Stock to decline.


REDEMPTION OF DEBENTURES AT THE OPTION OF BANCORP

        No sinking fund is provided for the Debentures. Before July 1, 2003, we cannot redeem the Debentures. Beginning on July 1, 2003, we may redeem the Debentures, in whole at any time, or in part from time to time, for cash on the condition that for the ninety days immediately preceding the date of notice of redemption the average closing price of our Common Stock on The Nasdaq SmallCap Stock Market equals or exceeds $6.00 per share (adjusted as necessary to provide price equivalency for any stock split, recapitalization, merger, reorganization or other event affecting the stock's price). The prices for redemption of the Debentures are expressed as percentages of the principal amount redeemed, plus accrued interest to the redemption date. The percentages of the principal amount, redeemed during the twelve month periods beginning on July 1 of the years shown below, are:

                             2003                  103%
                             2004                  102%
                             2005                  101%
                             2006 and thereafter   100%



        We will give not less than 30 days nor more than 60 days notice of redemption by mail to holders of record of Debentures.



        If we redeem less than all of the outstanding Debentures, the trustee will select the Debentures to be redeemed on a proportionate basis in principal amounts of $25,000 or integral multiples of $25,000. If a portion of a holder's Debentures is selected for partial redemption a new Debenture in the principal amount equal to the unredeemed portion will be issued to the Debenture Holder.


EVENTS OF DEFAULT

        The following will be events of default for the Debentures:

               - default in payment of accrued interest, the principal amount or redemption premium with respect to any Debenture when the amount becomes due and payable;

               - default in the performance, or breach, of any covenant, warranty or representation (other than a default listed above) contained in the Indenture that is not fully cured within thirty days after receiving written notice of the default from the trustee;

               - filing of a petition in bankruptcy (or commencement of a similar proceeding) by or against us, as debtor;

               - the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or other similar official for Bancorp or any substantial portion of our property; or

               - the ordering of the winding up or liquidation of our affairs.

        If an event of default occurs and is continuing, the trustee may declare the principal amount plus the interest on the Debentures accrued through that date to be immediately due and payable. Upon the written request of the holders of at least 50% of the aggregate principal amount of the Debentures then outstanding the trustee must declare the principal amount plus the interest on the Debentures accrued through that date to be immediately due and payable.

RESTRICTIONS ON ACTIVITIES

        Until the date of maturity, or until all of the Debentures have been converted or redeemed, whichever occurs earlier:

               - we cannot pay dividends on, or repurchase, our capital stock unless we retain cash, cash equivalents or marketable securities in an amount sufficient to cover the next four consecutive quarterly interest payments; and

               - we cannot consolidate or merge with, or transfer substantially all of our assets to another entity unless:

               - the other entity assumes our obligations with respect to the Debentures;

               - immediately after the transaction takes effect, we will not be in default under the Indenture; and

               - we have delivered to the trustee an appropriate opinion of counsel to the effect that the surviving entity is legally obligated to assume our obligations with respect to the Debentures.

        We are not prohibited or restricted from selling or issuing additional equity securities or other debt securities, nor from pledging our capital stock. If we take any of these actions, we may have to adjust the conversion price to assure an equal stock cost for shares issued upon conversion of the Debentures.

LIMITATIONS ON RIGHTS OF DEBENTURE HOLDERS

        No Debenture holder will have any right to pursue any other remedy under the Indenture or the Debentures unless:


               -      an event of default has occurred and is continuing;


               - the owners of not less than a majority in aggregate principal amount of all Debentures then outstanding have requested the trustee, in writing, to exercise the powers granted to it or to pursue the remedy in its or their name or names;

               - the trustee has been offered indemnity satisfactory to it against costs, expenses and liabilities reasonably anticipated to be incurred;

               - the trustee has declined to comply with a request, or has failed to do so, within sixty days after its receipt of a written request and offer of indemnity; and

               - no direction inconsistent with a request has been given to the trustee during the 60-day period by the holders of a majority in aggregate principal amount of the Debentures outstanding.

MODIFICATION

        We, together with the trustee, may enter into supplemental Indentures that add, change or eliminate provisions of the Indenture or modify the rights of the holders of the Debentures, with the consent of the holders of at least a majority of the aggregate principal amount of the Debentures then outstanding, and in case less than all of the Debentures then outstanding are affected by the modification or amendment, of the holders of at least a majority of the aggregate principal amount of the Debentures affected and outstanding at the time the consent is given; provided, however, that if the modification or amendment will, by its terms, not take effect so long as any affected Debentures remain outstanding, the consent of the holders of the Debentures will not be required and the Debentures will not be deemed to be outstanding for the purpose of any calculation of outstanding Debentures.

        No modification or amendment contained in any supplemental indenture can permit any of the following, without the consent of each Debenture holder whose rights are affected thereby:

               - a change in the terms of stated maturity or redemption of any Debenture or of any installment of interest thereon;

               - a reduction in the principal amount of, or redemption premium on, any Debenture or in the rate of interest thereon or a change in the coin or currency in which the Debenture is payable;

               - the creation of a lien on or a pledge of any part of the trust estate, or the money or assets pledged under the Indenture or any part thereof;

               - the granting of a preference or priority of any Debenture or Debentures over any other Debenture or Debentures;

               - a reduction in the aggregate principal amount of Debentures of which the consent of the Debenture holders is required to effect any modification or amendment; or

               - a change in the provisions regarding the waiver of any default under the Indenture.

        Without the consent of any holder of Debentures, we, together with the trustee, may enter into supplemental indentures for any of the following purposes:

               - to cure any ambiguity or defect or omission or correct or supplement any provision herein or in any supplemental indenture;

               - grant to or confer upon the trustee for the benefit of the Debenture holders any additional rights, remedies, powers, authority or security that may lawfully be granted to or conferred upon the Debenture holders or the trustee which are not contrary to or inconsistent with the Indenture as then in effect;

               - add to the covenants and agreements of Bancorp in the Indenture other covenants and agreements thereafter to be observed by us or to surrender any right or power herein reserved to or conferred upon us which are not contrary to or inconsistent with the Indenture as then in effect;


               - modify, alter, supplement or amend the Indenture in a manner as will permit the qualification of the Indenture, if required, under the Trust Indenture Act the Securities Act, or any similar federal statute hereafter in effect; and


               - make any other change herein that is determined by the trustee to be not materially adverse to the interests of the Debenture holders.

The trustee will not be obligated to enter into any supplemental Indenture which adversely affects the trustee's own rights, duties or immunities under the Indenture.

GOVERNING LAW

        The Indenture and Debentures are governed in all respects including validity, interpretation and effect by, and will be enforceable under, the laws of the United States and the State of California.

                           DESCRIPTION OF COMMON STOCK

        The following description is a summary of the terms of our Common Stock. We have authorized 15,000,000 shares of Common Stock, no par value per share. As of November 8, 2001, there were 1,871,126 shares of Common Stock outstanding.

GENERAL

        All outstanding shares of Common Stock are, and those issued upon conversion of the Debentures will be, validly issued, fully paid and nonassessable.

        As of October 31, 2001 there were 994 record holders of our Common Stock. The transfer agent for our Common Stock is U.S. Stock Transfer Corp.

VOTING RIGHTS

        Holders of Common Stock are entitled to one vote for each share held and have no preemptive or other rights to subscribe for additional shares. At a shareholder's meeting at which directors are to be elected, a shareholder is entitled to cumulate votes if the names of the candidates for election have been placed in nomination before the commencement of the voting and a shareholder has given notice at the meeting, before the voting has begun, of the shareholder's intention to cumulate votes. If any shareholder has given this type of notice, then all shareholders entitled to vote may cumulate their votes for candidates in nomination, and may give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which that shareholder's shares are normally entitled, or distribute the shareholder's votes on the same principle among any or all of the candidates.

DIVIDENDS

        Holders of Common Stock are entitled to dividends as may be declared by the board of directors out of funds legally available therefore. We do not anticipate declaring or paying dividends in the foreseeable future.

LIQUIDATION

        On liquidation, dissolution or winding up, the holders of our Common Stock are entitled to receive their proportionate share of our net assets remaining after the payment of all creditors and liquidation preferences, if any.

                       WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a Registration Statement relating to the Debentures and the Common Stock. This prospectus does not contain all of the information stated in the Registration Statement, certain parts of which are omitted as allowed by the rules and regulations of the SEC. For further information relating to us, the Debentures and the Common Stock offered by this prospectus, you should review the Registration Statement. Statements made in this prospectus as to the contents of any contract, agreement or other document are not necessarily complete. With respect to each contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of its terms and conditions.

        We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the SEC's web site at http://www.sec.gov. You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. The selling securityholders may not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

        The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the following documents:

        (a) The Company's annual report on Form 10-K for the year ended December 31, 2000 and the amendment to Form 10-K, filed under Section 13(a) of the Exchange Act with the Commission.

        (b) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 2001, filed under Section 13(a) of the Exchange Act with the Commission.

        (c) The Company's Quarterly Report on Form 10-Q for the six months ended June 30, 2001, filed under Section 13(a) of the Exchange Act with the Commission.

        (d) The Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 2001, filed under Section 13(a) of the Exchange Act with the Commission.

        Any statement in the documents incorporated by reference in the prospectus will be deemed to be modified or superseded for purposes of this prospectus and the Registration Statement of which it is a part to the extent that a statement contained herein modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as modified or superseded, to constitute a part of this prospectus or the Registration Statement of which it is a part.


        We will deliver our Form 10-K for the year ended December 31, 2000, the amendment to our Form 10-K and our Form 10-Q for the nine months ended September 30, 2001, with this prospectus. Where any document is incorporated by reference in this prospectus, we will provide without charge to each person to whom this prospectus is delivered, upon the request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus including exhibits specifically incorporated by reference on that information. Requests for copies should be directed to 9590 Foothill Boulevard, Rancho Cucamonga, California 91730, Attention: Norman A. Morales, Chief Executive Officer. Our telephone number is (909) 987-0177. Our Internet site address is http://www.vineyardbank.com.

                             VALIDITY OF SECURITIES

        The legality of the Debentures and the shares of Common Stock issuable upon conversion of the Debentures will be passed upon by Buxbaum & Chakmak.

                                     EXPERTS

        Vavrinek, Trine, Day & Co., LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2000 and reviewed our Quarterly Reports for the three month period ended March 31, 2001, the six month period ended June 30, 2001 and the nine month period ended September 30, 2001, which are incorporated by reference in this prospectus and elsewhere in the registration statement, in reliance upon their authority as experts in accounting and auditing.

            DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
                           SECURITIES ACT LIABILITIES

        Article VI Indemnification of Directors, Officers, Employees and other agents contained in our Bylaws states:

        "The Corporation shall, to the maximum extent permitted by the California General Corporation law, have power to indemnify each of its agents against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the corporation, and shall have power to advance to each such agent expenses incurred in defending any such proceeding to the maximum extent permitted by that law. For purposes of this Article, an 'agent' of the corporation includes any person who is or was a director, officer, employee, or other agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venturer, trust or other enterprise, or was a director, officer, employee, or agent of a corporation which was a predecessor corporation of the corporation or of another enterprise serving at the request of such predecessor corporation".

        Section 317 of the California Corporations Code provides for indemnification of an agent of the corporation in proceedings or actions. This code section provides for indemnification of officers and directors of a corporation under certain specified conditions including indemnification against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if the agent acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person who was unlawful.

        As far as our indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons under the forgoing provisions or otherwise, we have been advised that in the opinion of the SEC this type of indemnification is against public policy as expressed in the Act and is therefore unenforceable. It is the stated position of the SEC that: "Insofar as indemnification for liabilities arising out of the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the Registrant, under the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable."

        If a claim for indemnification against liabilities (other than the payment of expenses incurred or paid by director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by a director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of that issue.

                                   $3,750,000

            10% Convertible Subordinated Debentures due June 30, 2008

                                       and

                     750,000 Shares of Common Stock Issuable
                        Upon Conversion of the Debentures

                            VINEYARD NATIONAL BANCORP

                                   PROSPECTUS


                               February ___, 2002

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee. We are paying the expenses listed below on behalf of the selling securityholders.


Securities and Exchange Commission registration fee ..............   $       938
Legal fees and expenses ..........................................        25,000
Trustee and Transfer Agent fees and expenses .....................        10,400
Miscellaneous expenses ...........................................         2,500
                                                                     -----------
Total ............................................................   $    38,838


Item 15. Indemnification of Directors and Officers

        See Disclosure of Commission Position on Indemnification for Securities Act Liabilities contained in the prospectus which is incorporated by reference.

Item 16. Exhibits

4.1 Trust Indenture between the Registrant and Union Bank of California, N.A., dated as of April 30, 2001.*

4.2             Form of 10% Convertible Subordinated Debenture due June 30,
                2008.*

5.1 Opinion of Buxbaum & Chakmak regarding the legality of the securities.

13.1            Annual Report on Form 10-K for the year ended December 31,
                2000.*

13.2 Amendment to Annual Report on Form 10-K for the year ended December 31, 2000.*


13.3 Quarterly Report on Form 10-Q for the nine month period ended September 30, 2001.**



23.1            Consent of Vavrinek, Trine, Day & Co., LLP.


23.2            Consent of Buxbaum & Chakmak (see Exhibit 5.1).

    * Filed as an exhibit to the Company's Registration Statement on Form S-2, dated August 30, 2001.


    ** Filed as an exhibit to the Company's Registration Statement on Form S-2, dated December 10, 2001.


Item 17. Undertakings

        a. The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:


                (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;


                (ii) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information stated in the registration statement. Notwithstanding the foregoing, any increase and decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price stated in the "Calculation of Registration Fee" table in the effective registration statement; and

                (iii) To include any material or changed information on the plan of distribution.

            (2) That, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

            (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

        b. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission these types of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against these types of liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of the issue.

        c. The undersigned registrant hereby undertakes that:

            (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be a part of this registration statement as of the time it was declared effective.

            (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of securities at that time will be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rancho Cucamonga, State of California on February 25, 2002.



                                      VINEYARD NATIONAL BANCORP
                                      (Registrant)



                                      By   /s/ NORMAN A. MORALES
                                           -------------------------------------
                                           Norman A. Morales,
                                           President and Chief Executive Officer




Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on February 25, 2002.




                                             President, Chief Executive Officer (Principal
 /s/ NORMAN A. MORALES                       Executive Officer) and Director
------------------------------------


------------------------------------


 /s/ FRANK S. ALVAREZ                        Chairman of the Board of Directors
------------------------------------


 /s/ CHARLES KEAGLE                          Director
------------------------------------


 /s/ JOEL H. RAVITZ                          Director
------------------------------------


 /s/ LESTER STROH, M.D.                      Director
------------------------------------

                                  EXHIBIT INDEX



Exhibit No.                             Description
----------                              -----------
4.1             Trust Indenture between the Registrant and Union Bank of
                California, N.A., dated as of April 30, 2001.*

4.2             Form of 10% Convertible Subordinated Debenture Due June 30,
                2008.*

5.1 Opinion of Buxbaum & Chakmak regarding the legality of the securities.

13.1            Annual Report on Form 10-K, as amended, for the year ended
                December 31, 2000.*

13.2            Amendment to Annual Report on Form 10-K for the year ended
                December 31, 2000.*

13.3            Quarterly Report on Form 10-Q for the nine month period ended
                September 30, 2001.**

23.1            Consent of Vavrinek, Trine, Day & Co., LLP.

23.2            Consent of Buxbaum & Chakmak (see Exhibit 5.1).



* Filed as an exhibit to the Company's Registration Statement on Form S-2, dated August 30, 2001.

** Filed as an exhibit to the Company's Registration Statement on Form S-2, dated December 10, 2001.